UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

BENCHMARK ELECTRONICS, INC.
(Name of Registrant as Specified in Its Charter)

ENGAGED CAPITAL MASTER FEEDER I, LP
ENGAGED CAPITAL MASTER FEEDER II, LP
ENGAGED CAPITAL CO-INVEST II, LP
ENGAGED CAPITAL I, LP
ENGAGED CAPITAL I OFFSHORE, LTD.
ENGAGED CAPITAL II, LP
ENGAGED CAPITAL II OFFSHORE LTD.
ENGAGED CAPITAL, LLC
ENGAGED CAPITAL HOLDINGS, LLC
GLENN W. WELLING
ROBERT K. GIFFORD
JEFFREY S. MCCREARY
BRENDAN B. SPRINGSTUBB

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 28, 2016

ENGAGED CAPITAL MASTER FEEDER I, LP

___________________, 2016

Dear Fellow Benchmark Shareholder:

Engaged Capital Master Feeder I, LP (together with its affiliates, “Engaged Capital” or “we”) and the participants in this solicitation are the beneficial owners of an aggregate of 2,438,221 shares of common stock, par value $0.10 per share (the “Common Stock”), of  Benchmark Electronics, Inc., a Texas corporation (“Benchmark” or the “Company”).  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  We are seeking your support for the election of our three nominees at the annual meeting of shareholders scheduled to be held at [       ], on Wednesday, May 11, 2016, beginning at [    ] Houston time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We are seeking representation on the Board because we believe that the Board will benefit from the additional directors with relevant skill sets and a shared objective of enhancing value for the benefit of all Benchmark shareholders. The individuals we have nominated are highly-qualified, capable and ready to serve shareholders to help make Benchmark a stronger, more profitable, and ultimately more valuable company.

Our interests are fully aligned with the interests of all Benchmark shareholders. We believe there is significant value to be realized at Benchmark.  However, we are concerned that the Board is not taking the appropriate action to execute upon the opportunities that we believe are available to drive shareholder value.  Given the Company’s significant undervaluation under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the directors take the necessary steps for the Company’s shareholders to realize the maximum value of their investment.

The Board is currently composed of eight (8) directors, all of whom are up for election at the Annual Meeting.  Through the attached Proxy Statement, we are soliciting proxies to elect our three (3) nominees and are seeking authority to vote for the Company’s nominees other than [          ], [            ] and [          ].  This gives shareholders who wish to vote for our nominees the ability to vote for a full slate of eight nominees in total.  We intend to vote our shares of Common Stock for all three (3) of our nominees and for all of the Company’s nominees other than [          ], [            ] and [          ].  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Assuming the requisite votes are obtained to elect our nominees at the Annual Meeting as set forth herein, your vote to elect our nominees will have the legal effect of replacing three incumbent directors with our nominees.  If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock shareholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ____________, 2016.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Glenn W. Welling

Glenn W. Welling
Engaged Capital Master Feeder I, LP

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Engaged Capital’s proxy materials, please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct:  (203) 658-9400
Email:  engaged@morrowco.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 28, 2016

2016 ANNUAL MEETING OF SHAREHOLDERS
OF
BENCHMARK ELECTRONICS, INC.
_________________________

PROXY STATEMENT
OF
ENGAGED CAPITAL MASTER FEEDER I, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Engaged Capital Master Feeder I, LP (“Engaged Capital Master I”), Engaged Capital Master Feeder II, LP (“Engaged Capital Master II”), Engaged Capital Co-Invest II L.P. (“Engaged Capital Co-Invest II”), Engaged Capital I, LP (“Engaged Capital I”), Engaged Capital I Offshore, Ltd. (“Engaged Capital Offshore”), Engaged Capital II, LP (“Engaged Capital II”), Engaged Capital II Offshore Ltd. (“Engaged Capital Offshore II”), Engaged Capital, LLC (“Engaged Capital LLC”), Engaged Capital Holdings, LLC (“Engaged Holdings”) and Glenn W. Welling (collectively, “Engaged Capital” or “we”) are significant shareholders of Benchmark Electronics, Inc., a Texas corporation (“Benchmark” or the “Company”), who, together with the other participants in this solicitation, beneficially own 2,438,221 shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be significantly reconstituted to ensure that the Board takes the necessary steps for the Company’s shareholders to realize the maximum value of their investment.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at [     ], on Wednesday, May 11, 2016, beginning at [    ] Houston time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To amend the Company’s Restated Articles of Incorporation (the “Articles”) to provide for plurality voting in contested director elections;

2.
To elect Engaged Capital’s three (3) director nominees, Robert K. Gifford, Jeffrey S. McCreary, and Brendan B. Springstubb (each a “Nominee” and, collectively, the “Nominees”), to the Board as directors to serve until the 2017 annual meeting of shareholders and until their respective successors are duly elected and qualified;

3.	To hold an advisory vote on the compensation of the Company’s named executive officers;

4.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

5.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

This Proxy Statement is soliciting proxies to elect our three Nominees and is seeking authority to vote for the Company’s nominees other than [          ], [            ] and [          ]. This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of eight nominees in total. As of the date hereof, the members of Engaged Capital and the Nominees collectively own 2,438,221 shares of Common Stock (the “Engaged Capital Group Shares”).  We intend to vote the Engaged Capital Group Shares FOR the approval of the amendment to the Articles to provide for plurality voting in contested director elections, FOR the election of the Nominees and FOR the election of the Company’s nominees other than [          ], [            ] and [          ], AGAINST the approval of the compensation of the Company’s named executive officers, and FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, as described herein.

The Company has set the close of business on March 14, 2016 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 3000 Technology Drive, Angleton, Texas 77515.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 49,795,081 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY ENGAGED CAPITAL AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH ENGAGED CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

ENGAGED CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

[_______________________]

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Engaged Capital urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Engaged Capital, c/o Morrow & Co., LLC (“Morrow”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Engaged Capital’s proxy materials, please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct:  (203) 658-9400
Email:  engaged@morrowco.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	On February 10, 2015, members of Engaged Capital met with Donald F. Adam, Benchmark’s Chief Financial Officer, at the Stifel 2015 Technology, Internet & Media Conference.

•	On March 31, 2015, members of Engaged Capital had a telephone call with Mr. Adam to conduct additional due diligence on the Company.

•
On April 24, 2015, members of Engaged Capital had a telephone call with Mr. Adam and Gayla J. Delly, Benchmark’s President and Chief Executive Officer, to discuss Benchmark’s first quarter 2015 results.

•
On June 4, 2015, members of Engaged Capital met with Ms. Delly and Mr. Adam at Benchmark’s corporate headquarters in Angleton, Texas, to discuss Engaged Capital’s recommendations for Benchmark to improve working capital, capital allocation, and executive compensation.

•	In early June, members of Engaged Capital introduced three consulting firms with expertise in working capital management to Ms. Delly and Mr. Adam via email.

•	On June 15, 2015, members of Engaged Capital held a follow-up telephone call with Mr. Adam to answer questions regarding Engaged Capital’s June 4, 2015 presentation.

•
In late June and early July, members of Engaged Capital communicated with Ms. Delly via email regarding the lack of communication and engagement between Benchmark and the three consulting firms that were introduced to Benchmark by Engaged Capital.

•	On July 23, 2015, members of Engaged Capital had a telephone call with Mr. Adam and Ms. Delly to discuss Benchmark’s second quarter 2015 results.

•
On August 17, 2015, members of Engaged Capital had a telephone call with Ms. Delly and Peter G. Dorflinger, the Chairman of the Board of Benchmark at that time, regarding Benchmark’s apparent refusal to engage in dialogue with the consulting firms Engaged Capital had introduced to Benchmark in June.

•
On August 21, 2015, Engaged Capital delivered a letter to Mr. Dorflinger reiterating Engaged Capital’s disappointment in Benchmark’s lack of urgency in addressing the working capital issues and recommending the Company more fully discuss this opportunity on Benchmark’s third quarter earnings call. Additionally, Engaged Capital provided an updated version of its June 4, 2015 presentation.

•	On October 22, 2015, Benchmark announced that it had entered into a definitive agreement to acquire Secure Communication Systems, Inc. (“Secure”).

•
Also on October 22, 2015, members of Engaged Capital had a telephone call with Ms. Delly to express Engaged Capital’s concern regarding the Secure acquisition. Specifically, members of Engaged Capital highlighted the disparity between Benchmark’s low trading multiple as opposed to the multiple Engaged Capital believed Benchmark paid for Secure. Further, members of Engaged Capital expressed their belief that, regardless of the supposed strategic merits of the transaction, Secure would unlikely create value for Benchmark shareholders due to the high price paid. Members of Engaged Capital requested that Benchmark provide additional financial information regarding Secure so that Engaged Capital and Benchmark could have an informed discussion regarding the transaction. Over the next two weeks, members and representatives of Engaged Capital negotiated with members and representatives of Benchmark the terms of a confidentiality agreement which would allow Benchmark to disclose additional details regarding Secure’s financials.

•	On October 26, 2015, members of Engaged Capital had a telephone call with Mr. Adam and Ms. Delly to discuss Benchmark’s third quarter 2015 results and the proposed acquisition of Secure.

•
Also on October 26, 2015, Engaged Capital delivered a private letter to the Board expressing (1) its disappointment and concern regarding the proposed acquisition of Secure, (2) the value-creation opportunity available to the Company by improving Benchmark’s working capital management to peer levels, and (3) its belief that shareholder representation is needed in Benchmark’s boardroom. In its letter, Engaged Capital urged the Company to seek shareholder input on the Secure transaction and at the very least to provide additional and appropriate disclosure of the Secure transaction to inform shareholders of its impact.

•
On October 28, 2015, members of Engaged Capital conducted a telephone call with members of Benchmark’s financial advisor, J.P. Morgan, to discuss Engaged Capital’s concerns regarding the Secure transaction.

•	On November 8, 2015, members of Engaged Capital had a telephone call with Ms. Delly to request a conference call or meeting with members of the Board to discuss the Secure transaction.

•
On November 10, 2015, members of Engaged Capital had a telephone call with Ms. Delly to reiterate Engaged Capital’s request for a conference call or meeting with members of the Board to discuss the Secure transaction.  Ms. Delly instead offered a follow-up conversation with Benchmark’s financial advisors and Mr. Dorflinger.

•
On November 11, 2015, members of Engaged Capital conducted a follow-up telephone call with members of Benchmark’s financial advisor, J.P. Morgan, to discuss once again Engaged Capital’s concerns regarding the Secure transaction. Additionally, members of Engaged Capital sent an email to Ms. Delly to follow-up on Engaged Capital’s request to speak with additional Board members other than Ms. Delly and Mr. Dorflinger. Ms. Delly again did not respond to Engaged’s request to speak with additional Board members.

•	On November 12, 2015, Benchmark announced the closing of the acquisition of Secure.

•
On November 19, 2015, members of Engaged Capital conducted a telephone call with Benchmark’s financial advisors to discuss the Secure transaction and to reiterate Engaged Capital’s desire to maintain an open dialogue.

•
On December 1, 2015, members of Engaged Capital had a telephone call with Ms. Delly to introduce a company that had expressed an interest to Engaged Capital in potentially exploring a strategic dialogue with Benchmark.

•
On January 28, 2016, members of Engaged Capital initiated a courtesy phone call with Ms. Delly to provide advance notice of Engaged Capital’s intent to nominate directors for election to the Board at the upcoming Annual Meeting.  During the conversation, Engaged Capital disclosed the names of its highly-qualified nominees per Ms. Delly’s request and explained that given the Company’s working capital challenges and recent decision to acquire Secure, it believed more financial expertise and the views of a large, independent shareholder were needed in the boardroom.

•
On January 29, 2016, Engaged Capital delivered a letter (the “Nomination Letter”) to Benchmark providing formal notice to the Company, in accordance with its Amended and Restated Bylaws (the “Bylaws”), of Engaged Capital’s nomination of Robert K. Gifford, Lisa M. Kelley, Jeffrey S. McCreary, and Brendan B. Springstubb (collectively, the “Engaged Nominees”) for election to the Board at the Annual Meeting.

•
Also on January 29, 2016, Engaged Capital delivered a letter to the Board accompanying the Nomination Letter explaining the reasons why it believes the Board must be reconstituted with its highly qualified nominees and expressing its disappointment with the Company’s lack of urgency in addressing its concerns and the opportunities it has identified to create shareholder value.

•
In early February, members of Engaged Capital communicated via email with Ms. Delly regarding Engaged Capital’s Nomination Letter. Ms. Delly requested the contact information for each of the Engaged Nominees so that Benchmark’s search firm could vet the Engaged Nominees in the context of a broader director search. Members of Engaged Capital agreed to provide the contact information for the Engaged Nominees but only once Engaged Capital and Benchmark had reached a framework for a settlement to reconstitute the Board.

•	On February 11, 2016, members of Engaged Capital had a telephone call with Mr. Adam to discuss Benchmark’s fourth quarter 2015 results. Ms. Delly did not participate in the call.

•
On February 12, 2016, Engaged Capital delivered a letter to Bernee D. L. Strom, Chairwoman of the Company’s Nominating/Corporate Governance Committee, to reiterate Engaged Capital’s desire to enter into settlement discussions and avoid a proxy contest. Further, Engaged Capital reiterated its willingness to provide the contact information for each of the Engaged Nominees once a framework for a settlement was reached.

•
On February 16, 2016, Engaged Capital received a letter from Ms. Strom reiterating Benchmark’s request that Engaged Capital provide contact information for the Engaged Nominees without initiating settlement discussions.

•
On February 18, 2016, Engaged Capital delivered a letter to Ms. Strom requesting a telephone conversation with whomever the Board deemed appropriate to attempt to reach a mutually agreeable solution to reconstitute the Board and avoid a proxy contest.

•
On February 19, 2016, members of Engaged Capital held a conference call with Ms. Delly and Ms. Strom to discuss Engaged Capital’s director nominations. Members of Engaged Capital reiterated their interest in reaching a settlement and urged Benchmark to enter into meaningful settlement discussions. Members of Engaged Capital further informed Ms. Delly and Ms. Strom that any settlement proposal or outline would need to include Mr. Springstubb given Engaged Capital’s belief that direct shareholder representation is needed on the Board .

•
Between February 19-22, 2016, an executive recruiter working on behalf of Benchmark contacted three of Engaged Capital’s four nominees via LinkedIn and similar back-channel methods to request an interview without notifying Engaged Capital.

•
On February 24, 2016, in light of Benchmark’s lack of willingness to enter into meaningful settlement discussions and the surreptitious contacts by Benchmark’s headhunter, Engaged Capital felt compelled to issue a press release disclosing the nomination of the Engaged Nominees for election to the Board at the Annual Meeting and attaching the January 29th cover letter to the Board.

•	On February 24, 2016, Benchmark issued a press release responding to Engaged Capital’s press release disclosing its nomination of the Engaged Nominees for election at the 2016 Annual Meeting.

•	On February 25, 2016, Engaged Capital delivered a books and records request to Benchmark pursuant to Section 21.218 of the Texas Business Organization Code.

•
On February 25, 2016, Benchmark issued a press release disclosing Lisa M. Kelley’s withdrawal as a nominee of Engaged Capital and alleging that the Company offered Engaged Capital an opportunity to propose an alternative candidate to replace Ms. Kelley.

•
On February 26, 2016, Engaged Capital issued a press release expressing its belief that the Company had contacted Ms. Kelley’s employer, Avnet, Inc., in an apparent attempt to pressure her to withdraw as a nominee of Engaged Capital and frustrate Engaged Capital’s efforts to reconstitute the Board.  Engaged Capital also refuted the Company’s allegation that it offered Engaged Capital an opportunity to propose an alternative candidate to Ms. Kelley, clarifying that to Engaged Capital’s knowledge at no time was any such offer made to Engaged Capital.

•
On March 1, 2016, Engaged Capital delivered a supplement to the Nomination Letter to Benchmark, notifying the Company of Engaged Capital’s nomination of Herbert K. Parker for election to the Board at the Annual Meeting to replace former nominee Lisa Kelley.

•
On March 1, 2016, Engaged Capital issued a press release publicly announcing its nomination of Mr. Parker for election to the Board to replace Ms. Kelley, who withdrew as a nomine of Engaged Capital, and reiterating its concerns regarding Benchmark’s apparent interference with former nominee Lisa Kelley.  Engaged Capital also publicly urged the Board to immediately amend the Company’s Bylaws to eliminate the majority vote standard in contested elections in accordance with proper corporate governance.

•
On March 2, 2016, the Company announced the retirement of Chairman Dorflinger from the Board and the appointment of Paul J. Tufano as a director of the Company, effective immediately.  The Company also announced the appointment of David W. Scheible as non-executive Chairman of the Board, effective immediately.

•
On March 2, 2016, Engaged Capital issued a press release responding to the retirement of Chairman Dorflinger noting that it is pleased the Board has begun to publicly acknowledge the need for directors with financial, operational and capital allocation expertise and for fresh perspective on the Board.

•
On March 7, 2016, the Board held a special meeting.  The Company disclosed that at such special meeting, the Board determined that Engaged Capital’s nomination of Mr. Parker was not valid because it was received after the February 2, 2016 deadline for shareholders to submit candidates for nomination to the Board at the Annual Meeting pursuant to the Bylaws.  The Board also determined to propose, and adopted at the special meeting, an amendment to the Articles to be voted on by Benchmark shareholders at the Annual Meeting to provide for a plurality voting standard in contested director elections.

•	On March 10, 2016, the Company filed its preliminary proxy statement in connection with the Annual Meeting.

•	On March 11, 2016, Engaged Capital filed its preliminary proxy statement in connection with the Annual Meeting.

•
On March 15 and 16, 2016, a representative of Engaged Capital informed representatives of the Company that Engaged Capital remained willing to engage in settlement discussions with the Company. The Engaged Capital representative also reiterated Engaged Capital’s belief that direct shareholder representation is needed on the Board and that any settlement proposal would therefore need to include Mr. Springstubb.

•	On March 21, 2016, Engaged Capital filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

•	On March 22, 2016, the Company filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

•	On March 28, 2016, Engaged Capital filed amendment no. 2 to its preliminary proxy statement in connection with the Annual Meeting.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO BENCHMARK’S BOARD IS
NEEDED NOW

Engaged Capital has conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company’s operating and financial performance as well as the competitive landscape in the electronic manufacturing services (“EMS”) industry in which it operates.  For over a year, we have maintained an ongoing dialogue with the Board and management team to discuss our concerns and the opportunities that we believe are available to create value for the benefit of all Benchmark shareholders. Specifically, we believe Benchmark is significantly undervalued due to poor execution in two areas entirely under the control of management and the Board, including, in our view: (i) management’s inefficient use of working capital and (ii) the Board’s undisciplined approach to capital allocation.

Despite our sincere efforts to engage constructively with the Company, we have been continuously disappointed by Benchmark’s lack of urgency in addressing our concerns and the opportunities that we have identified. As a result, we do not have confidence that the Board, as currently composed, will take the necessary steps to maximize opportunities for value creation.

We therefore believe that urgent change is needed on the Benchmark Board.  We are soliciting your support to elect our Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspectives to the Board.

We Believe Benchmark Shares Are Deeply Undervalued

We are of the view that companies in the EMS industry are positioned to see improving valuations over time. Gone are the days of high customer concentration, heavy reliance on consumer electronics, and irrational competition. Over the past several years, Benchmark’s competitors in the EMS industry have adopted a more disciplined, ROIC-focused approach to growth and value creation, which has included a shift away from volatile, low margin consumer electronics and telecom business and into higher margin, more stable industrial, test and instrumentation, and healthcare business. This shift has yielded marked improvements in operating margins and ROIC for substantially all participants in the EMS industry. As investors gain confidence into the sustainability of the EMS industry’s cash flows, we believe valuations will follow suit.

Against this improving industry backdrop and despite the Company’s own diversification into more stable business, we find Benchmark’s valuation discount relative to peers startling. Despite generating the second-highest operating margins vs. the Company’s EMS peers, Benchmark generates the lowest return on invested capital (“ROIC”). Not surprisingly, as the table below shows, we believe investors are justifiably penalizing the Company’s worst-in-class ROIC with worst-in-class valuation multiples. In fact, Benchmark shares currently trade at only a slight premium to tangible book value1.

____________________
1 Tangible book value per diluted share of $19.05 as of December 31, 2015. Tangible book value defined as total equity less (i) goodwill, (ii) other net intangible assets, (iii) deferred income taxes, and (iv) prepaid expenses; which is then divided by the weighted-average number of diluted shares of Common Stock outstanding for the three-month period ended December 31, 2015.

Table 1. Valuation and Profitability Comparison2

We Are Concerned with Benchmark’s Inefficient Management of Working Capital

We believe the Company’s working capital management is woefully inefficient compared to peers and is directly attributable to its depressed valuation.  This inefficiency is not being driven by an inventory management problem – we believe it is simply a product of poor receivables and payables management.  Benchmark is the only EMS company we are aware of that pays its suppliers faster than it is paid by its customers.  Simply reversing this mismatch, in our view, has the potential to free up enormous amounts of cash.

What is particularly startling is that if management were to bring Benchmark’s receivables and payables management in line with its closest peer, Plexus Corp, we believe the Company could free up an astonishing $300 million of cash – $6.11 per Benchmark share – or 28% of the Company’s market valuation. 3 While it is possible that improving the Company’s receivables and payables terms could result in the Company paying its suppliers higher prices and/or the Company receiving lower prices from its customers, it is unclear how much of the Company’s receivables and payables inefficiency is a product of what we believe to be the Company’s own shortcomings as an operator, rather than contractual limits on payment terms. Additionally, certain members of the Company’s management team have stated in conversations to Engaged Capital that they expect no impact on operating margins from achieving management’s targeted improvements in working capital efficiency, which we believe indicates that there would be no adverse impact on prices paid by the Company to its suppliers, or on prices received by the Company by its customers.

Not only would releasing working capital bolster the Company’s already substantial cash position, we believe it would also have the added benefit of substantially increasing the Company’s ROIC from 9.8% to 14.2%. Given the strong correlation between ROIC and valuation, we would expect the Company’s valuation multiples to improve as well.

We Are Concerned with the Board’s Poor Capital Allocation Decisions

We believe the Board’s undisciplined approach to capital allocation demonstrates its inability or unwillingness to be an effective steward of shareholder capital.  The Company’s recent acquisition of Secure has only heightened our concern regarding the Board’s approach to capital allocation, as discussed in more detail below.

We believe the opportunity to unlock working capital value at Benchmark is closely tied to its capital deployment choices. Given the attractive, low-risk upside in Benchmark shares, as noted above, it is our view that the Board must take a disciplined approach to capital allocation, weighing all capital deployment opportunities against the returns that could be generated by an investment in the Company’s own shares.  Because Benchmark shares are so undervalued, the hurdle rate presented by a share repurchase against any alternative deployment of capital is very high.

____________________
2 Valuation multiples per Factset as of March 10, 2015. Margins and ROIC estimated per the Company’s 10-Q and 10-K filings, as of the most recent reported quarter.
3 Based on Engaged Capital’s analysis as of March 10, 2016.

The Board’s approval of the Secure acquisition, in our view, demonstrates that it lacks a disciplined approach to capital allocation. We do not understand how the Board could approve the acquisition of Secure given Benchmark’s significant undervaluation at the time of the announcement on October 22, 2015.  Specifically, based on the very limited information Benchmark disclosed regarding Secure’s financial profile, analysts estimate that the Company paid ~12-14x EBITDA for Secure.  In contrast, at the time the acquisition was announced, Benchmark was trading under 4x EBITDA and 11% below tangible book value.  Even if analysts are overstating the multiple paid, we struggle to see how this acquisition can generate returns for shareholders that are greater than repurchasing Benchmark’s highly undervalued shares.

While we believe management was attracted to Secure due to its belief it was a higher-quality, higher-margin business than Benchmark, acquiring a higher-margin business does not necessarily mean the transaction will create value for Benchmark shareholders. We believe the critical factor the Board failed to consider in evaluating the Secure acquisition is that the value that accrues from the earnings or cash flow of an acquired business is directly related to the cost of acquiring those cash flows.   In our view, in order to create shareholder value, acquisitions must (i) be consummated at a price that allows the company to earn a return well in excess of its cost of capital, and (ii) exceed the risk-adjusted return offered by alternative uses of capital, including dividends and share repurchases.  While Secure likely has higher margins than Benchmark, we are skeptical that the Secure acquisition will exceed either of these hurdles necessary to create shareholder value.

We also find it deeply troubling that the Company provided little information to allow shareholders to properly judge for themselves the merits of the Secure transaction.  The $230 million purchase price represented approximately 38% of Benchmark’s enterprise value at the time of the announcement.  Given the size of the acquisition, we believe the Board had a fiduciary duty to the Company’s shareholders to prove that the Secure acquisition would create value before the Company closed the transaction. However, prior to the close of the transaction, management refused to publicly disclose any additional financial information regarding the acquisition, citing a non-disclosure agreement with Secure. We cannot comprehend, given the size of the acquisition, why the Board and management entered into an acquisition agreement that prevented the Company from sharing the information necessary to allow shareholders to develop an informed opinion of the acquisition until after the acquisition closed. Furthermore, post-close, Benchmark management provided no additional details regarding Secure to investors – thereby choosing to continue obfuscating investors’ ability to evaluate the merits of the Secure acquisition despite no legal nor regulatory impediments to doing so.

Finally, we were extremely disappointed that the Board ignored our request to give shareholders a voice on the transaction by obtaining shareholder approval of the Secure acquisition. Although approval of the transaction was not required, given the size of the acquisition and dearth of information provided to shareholders, we were hopeful that the Board would provide a forum for shareholder input on such an important transaction.  The Board’s failure to do so demonstrated to us that it does not take the views of its shareholders seriously and only solidified our belief that the Board must be reconstituted with directors who possess both the capital allocation expertise desperately needed inside the boardroom, and the commitment to shareholder rights and value that this Board appears to lack.

We are Concerned with the Company’s Executive Compensation Practices

We believe management’s ability to properly evaluate and address the serious challenges facing the Company is compromised by certain aspects of the Company’s executive compensation program due to its inability to strongly align shareholder and management interests.  Specifically, we are concerned that up until 2015, Benchmark’s short-term incentive compensation only included one balance sheet metric - inventory turns.  In contrast, all of the Company’s EMS peers include ROIC in their short-term compensation structure. Not surprisingly, inventory turns is the only working capital metric where Benchmark is not worst-in-class.

Additionally, while management has claimed they are highly focused on improving working capital, management’s short-term incentive compensation tells another story. As disclosed in Benchmark’s 2016 preliminary proxy statement, inventory turns were removed as a performance metric in management’s 2015 short-term incentive compensation. As a result, in 2015, Benchmark management had no short-term performance compensation tied to balance sheet metrics; a change that coincided with a substantial deterioration in Benchmark’s cash conversion cycle.

Further, while on the surface, Benchmark’s long-term incentive compensation structure compares favorably to peers due to the inclusion of performance-based metrics such as operating margin and ROIC, these operating margin and ROIC targets have been set at levels that in our view do not provide a meaningful hurdle for management.  Specifically, the ROIC target for management’s long-term equity-based incentive compensation has declined from 12% for performance-based restricted stock units (“PRSUs”) granted in 2011 to 8.2% for PRSUs granted in 2014, despite the fact that operating margins have substantially increased over this period. During the June 2015 meeting between representatives of Engaged and Benchmark, management attributed the decline in the ROIC target to the fact that the ROIC calculation used for PRSUs includes cash in the denominator, rather than excluding cash as is done by all of Benchmark’s EMS peers. This flawed ROIC calculation creates a perverse incentive to deploy cash at suboptimal rates of return, since deploying cash at any positive rate of return will increase ROIC under the calculation used to compensate management, even if it is dilutive to ROIC under the correct definition of the term.

Finally, we are troubled by the Compensation Committee’s decision in the 2016 proxy statement to cease disclosing both the operating margin and ROIC targets associated with management’s PRSU grants. Benchmark had previously disclosed the targets associated with the PRSU grants in every proxy statement since 2011. Purposefully limiting shareholders’ ability to understand the performance targets associated with management’s long-term incentive compensation is, in our view, wholly misaligned with proper governance practices.

We believe effective incentive compensation sets long-term targets that promote deployment of capital towards the highest return alternatives.  To improve the Company’s executive compensation structure, we therefore believe the Board must use the correct definition of ROIC, set long-term incentive compensation targets at appropriate levels to drive both margin and ROIC accretion, and replace inventory turns with ROIC in Benchmark’s short-term incentive compensation structure.

We are also troubled by the Company’s legacy arrangements with CFO Donald Adam and Executive Vice President Jon King, which provide for excise tax gross-up payments that could lead to material increases in potential termination payments.  Institutional Shareholder Services Inc. (“ISS”), a leading proxy voting advisory firm, appears to share our concerns, noting in its 2015 report that excise tax gross-up provisions are not only increasingly uncommon but that they “may encourage executives to negotiate transactions that may not be in the best interests of shareholders” and therefore “remains an ongoing concern” at Benchmark.  Under Messrs. Adam’s and King’s employment agreements, they are entitled to a lump sum payment if they terminate their employment with the Company for any reason within 90-days following a change in control of the Company. We are troubled by these “modified single-trigger” provisions given that they provide Messrs. Adam and King the ability to unilaterally determine whether or not to terminate their employment following a change in control, which we believe does not properly incentivize long-term employment given the prospect of an unconditional payment.  As noted by ISS, “[t]he purpose of golden parachutes is to provide a cushion to an executive who could lose employment due to a CIC, not to provide a windfall to executives who do not.”

In addition, we are concerned with the automatic accelerated vested of outstanding equity awards upon a change in control of the Company in the event such awards are not assumed or substituted with equivalent awards by the successor corporation, which may result in an economic windfall to Benchmark executives without any termination of employment by such executive.

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

We believe the Board’s apparent failure to unlock the significant value that remains trapped in Benchmark shares is in large part a function of a troubling misalignment of interests between the directors and Benchmark’s shareholders.  According to the Company’s preliminary proxy statement for the Annual Meeting, Benchmark directors and executive officers collectively own less than 2.5% of the Company’s outstanding shares, including shares underlying certain options and RSUs that were granted to such individuals in their capacities as directors and officers of the Company. Perhaps even more concerning is the fact that none of the Company’s directors or officers purchased a single share of Benchmark stock this decade. Accordingly, there is no significant shareholder representation on the Board.  We believe the shareholders, as the true owners of the Company, need to have a strong voice at the Board level.  Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value.

Engaged Capital, on the other hand, owns approximately 4.9% of the Company’s outstanding shares of Common Stock.  It seems apparent to us that with so little “skin in the game” the Board does not have the same commitment to shareholder value as we do.  We believe a culture focused on long-term value creation and shareholder accountability requires placing shareholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience.  This requirement ensures the proper alignment of interests between the Board and shareholders.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS

We have identified three highly-qualified, independent directors with relevant business and financial experience who we believe will bring fresh perspective into the boardroom and would be valuable in assessing and executing on initiatives to unlock value at the Company. Further, we believe Benchmark’s depressed valuation under the oversight of the Board coupled with the Board’s apparent undisciplined approach to capital allocation warrants the addition of directors whose interests are closely aligned with those of all shareholders, and who will work constructively with the other members of the Board to protect the best interests of Benchmark shareholders.

Robert K. Gifford most recently served as Senior Executive Vice President and President of Supply Chain Solutions at Ingram Micro Inc., a global technology distributor and a leading technology sales, marketing and logistics company for the IT industry, until June 2015 and previously served as its Executive Vice President and Corporate Officer of Global Logistics.  Mr. Gifford also previously served as Senior Vice President and Corporate Officer of Global Supply Chain at Ecolab Inc., a leading provider of cleaning and sanitizing products to healthcare and food and beverage industries worldwide, and as Vice President of its North America Chemical Supply Chain & Global Equipment Supply Chain. Prior to that, Mr. Gifford progressed from early management roles beginning in 1996 at Compaq Computer Corporation prior to its acquisition by Hewlett-Packard Company (n/k/a HP Inc.), to serving as Vice President of Worldwide Logistics and Program Manager of HP, Inc.

Jeffrey S. McCreary serves on the board of directors of Isola Group, a leading global material sciences company that designs, develops, manufactures and markets laminate materials used to fabricate advanced multilayer printed circuit boards, and previously served as its Interim President and Chief Executive Officer. Mr. McCreary also previously served as Interim President and Chief Executive Officer and a member of the board of directors of Integrated Device Technology, Inc., which develops system-level solutions that optimize its customers’ applications.  In addition, he previously served as a director of MIPS Technologies, Inc., a leading provider of industry-standard processor architectures and cores for digital home, networking and mobile applications, until its acquisition by Imagination Technologies Group plc and as a director of the Gennum Corporation, a provider of semiconductor solutions and intellectual property cores, until its acquisition by Semtech Corporation. Mr. McCreary is a former Senior Vice President at Texas Instruments, which develops analog, digital signal processing RF and DLP semiconductor technologies and also previously served as the Manager of its Worldwide Sales and Marketing. Mr. McCreary held a variety of other executive positions within Texas Instruments, including the General Manager of Advanced Logic Products and General Manager of Worldwide Military Semiconductors.

Brendan B. Springstubb is a Senior Analyst at Engaged Capital, LLC, a California based investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities.  Prior to joining Engaged Capital, Mr. Springstubb held multiple roles with Relational Investors, LLC, a $6 billion activist equity fund, where he was most recently the senior analyst covering the healthcare sector responsible for identifying and overseeing activist investment opportunities and communicating with portfolio company management teams. Prior to leading the healthcare group, Mr. Springstubb was a generalist covering investments in the telecom, financial and technology sectors.

PROPOSAL NO. 1

AMENDMENT TO ARTICLES TO
PROVIDE FOR PLURALITY VOTING IN CONTESTED DIRECTOR ELECTIONS

As discussed in further detail in the Company’s proxy statement, Benchmark is asking shareholders to approve an amendment to the Articles to provide for a plurality voting standard in contested director elections.  On March 1, 2016, Engaged Capital publicly urged the Company to adopt a plurality voting standard to replace the majority voting standard in contested director elections.  We are pleased that the Board has now, after Engaged Capital’s press release, decided to recommend that Benchmark shareholders approve the Articles amendment to provide for plurality voting in contested director elections.

Under the proposed amendment, the second sentence of Section 6.2 of the Articles would be amended and restated in its entirety to read as follows:

“With respect to the election of directors, a director shall be elected only if the director receives the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of shareholders at which a quorum is present; provided, however, that if the Corporation receives a notice submitted by a shareholder nominating a person for election to the Board at a meeting of shareholders in compliance with the procedures set forth in the bylaws of the Corporation, as amended, restated or otherwise modified from time to time, and such nomination has not been withdrawn by such shareholder on or prior to the tenth day before the Corporation first mails its notice of meeting for such meeting to the shareholders, the persons receiving a plurality of the votes cast, up to the total number of directors to be elected at such meeting, by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present shall be elected.”

If the amendment to the Articles is approved by shareholders at the Annual Meeting and there remains a contested election, directors will be elected pursuant to a plurality voting standard at the Annual Meeting.  Accordingly, the eight nominees receiving the most affirmative votes at the Annual Meeting will be elected to the Board.  If the Articles amendment is not adopted by shareholders at the Annual Meeting, the majority voting standard will remain in effect, which means that directors will be elected by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

WE RECOMMEND A VOTE “FOR” THE AMENDMENT TO THE ARTICLES TO PROVIDE FOR PLURALITY VOTING IN CONTESTED DIRECTOR ELECTIONS AND INTEND TO VOTE OUR SHARES FOR THIS PROPOSAL.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees, Robert K. Gifford, Jeffrey S. McCreary, and Brendan B. Springstubb, in opposition to three of the Company’s director nominees.  Assuming the requisite votes are obtained to elect our Nominees at the Annual Meeting as set forth herein, your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance shareholder value as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States.

Robert K. Gifford, age 58, served as Senior Executive Vice President and President of Supply Chain Solutions at Ingram Micro Inc. (NYSE: IM), a global technology distributor and a leading technology sales, marketing and logistics company for the IT industry (“Ingram”), from November 2013 to June 2015. He also served as Ingram’s Executive Vice President and Corporate Officer of Global Logistics, from June 2010 to October 2013.  Prior to Ingram, Mr. Gifford served as Senior Vice President and Corporate Officer of Global Supply Chain at Ecolab Inc. (NYSE: ECL), a leading provider of cleaning and sanitizing products to healthcare and food and beverage industries worldwide (“Ecolab”), from 2005 to 2010, and as Vice President of Ecolab’s North America Chemical Supply Chain & Global Equipment Supply Chain, from 2004 to 2005. Prior to Ecolab, Mr. Gifford progressed from early management roles beginning in 1996 at Compaq Computer Corporation prior to its acquisition by Hewlett-Packard Company (n/k/a HP Inc. (NYSE:HPQ))(“HP”), to serving as Vice President of Worldwide Logistics and Program Manager of HP, from 2002 to 2004.  In addition to his corporate leadership experience, Mr. Gifford has served on a number of non-profit organizations, including as Chairman of the Board of Directors of Second Harvest Food Bank of Orange County (“Second Harvest”), an organization dedicated to alleviating hunger, since June 2013, and as a member of the California Leadership Council of The Nature Conservancy, the leading conservation organization, which he joined in 2010, having previously served as Chairman of its Minnesota, South Dakota and North Dakota Chapters. Mr. Gifford joined the Board of Second Harvest in 2010 and formerly served as Vice Chairman until June 2011. He also previously served as Chairman of the Board of Directors of the Minnesota Second Harvest Heartland.  Since leaving Ingram in June of 2015, Mr. Gifford has focused on his work with both Second Harvest and The Nature Conservancy while also providing consultation services to companies looking to enhance their productivity and profitability through Supply Chain Operations and Back Office Optimization. Mr. Gifford received his MBA from Texas A&M University and his Bachelor’s in Manufacturing Management from San Jose State University.

Engaged Capital believes that Mr. Gifford’s significant experience and expertise in the technology industry leading global supply chain systems for Fortune 100 companies will make him a valuable addition to the Board.

Jeffrey S. McCreary, age 59, has been an independent management consultant since 2006 and has served on the board of directors of Isola Group, a leading global material sciences company that designs, develops, manufactures and markets laminate materials used to fabricate advanced multilayer printed circuit boards (“Isola”), since 2006.  From August 2015 to January 2016, he served as the Interim President and Chief Executive Officer of Isola.  From June 2012 to October 2014, Mr. McCreary served as a member of the board of directors of Integrated Device Technology, Inc. (NASDAQ: IDTI) (“Integrated Device Technology”), which develops system-level solutions that optimize its customers’ applications. Mr. McCreary served as the Interim President and Chief Executive Officer of Integrated Device Technology from August 2013 to January 2014 and previously served as a member of its Audit and Nominating & Governance Committees.   From December 2011 until its acquisition by Imagination Technologies Group plc in February 2013, Mr. McCreary served as a director of MIPS Technologies, Inc. (NASDAQ: MIPS), a leading provider of industry-standard processor architectures and cores for digital home, networking and mobile applications. Mr. McCreary served as a member of the board of directors of the Gennum Corporation, a provider of semiconductor solutions and intellectual property cores, from 2008 until its acquisition by Semtech Corporation in March 2012. Mr. McCreary is a former Senior Vice President at Texas Instruments, which develops analog, digital signal processing RF and DLP semiconductor technologies.  He was the Manager of Texas Instruments’ Worldwide Sales and Marketing, from 1998 through 2005, where he directed the global sales organization. Mr. McCreary held a variety of other executive positions within Texas Instruments, including the General Manager of Advanced Logic Products and General Manager of Worldwide Military Semiconductors. Mr. McCreary has led organizations conducting product design and development, manufacturing, marketing, and sales. His book, “Creating the I in Team” was published in 2007.  He is also currently working as a special consultant to the National Hockey League (NHL) Coaches Association.  Additionally, Mr. McCreary is a long-time member of the Board of Trustees of the Rose-Hulman Institute of Technology.  Mr. McCreary holds a Bachelor’s degree in electrical engineering from the Rose-Hulman Institute of Technology and received an honorary doctorate in engineering from the Rose-Hulman Institute of Technology in 2004.

Engaged Capital believes Mr. McCreary’s technology expertise, together with his experience as an executive and director of technology companies, including Texas Instruments, well qualifies him to serve on the Board.

Brendan B. Springstubb, age 32, has been a Senior Analyst at Engaged Capital, LLC, a California based investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities, since June 2013.  Prior to joining Engaged Capital, Mr. Springstubb held multiple roles with Relational Investors, LLC (“Relational”), a $6 billion activist equity fund, from June 2005 to April 2013.  At Relational, Mr. Springstubb was most recently the senior analyst covering the healthcare sector where he was responsible for identifying and overseeing activist investment opportunities and communicating with portfolio company management teams. Prior to leading the healthcare group, Mr. Springstubb was a generalist covering investments in the telecom, financial and technology sectors.  Mr. Springstubb earned a Master’s degree in Biotechnology with a dual concentration in Biotechnology Enterprise and Regulatory Affairs from Johns Hopkins University and a Bachelor’s degree in Economics and Molecular Biology from Pomona College.  Mr. Springstubb is also a CFA Charterholder and a Certified Financial Risk Manager.

Engaged Capital believes that Mr. Springstubb’s financial expertise and extensive experience in activist investing will make him a valuable addition to the Board.

The principal business address of Mr. Gifford is 30956 La Mer, Laguna Niguel, California 92677. The principal business address of Mr. McCreary is 21 Ridgetop Circle, Sante Fe, New Mexico 87506.  The principal business address of Mr. Springstubb is c/o Engaged Capital, LLC, 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

As of the date hereof, Messrs. Gifford and Springstubb do not directly or beneficially own any securities of the Company. As of the date hereof, Mr. McCreary directly owns 10,000 shares of Common Stock of the Company.  The shares of Common Stock directly owned by Mr. McCreary were purchased in the open market with personal funds.  For information regarding purchases and sales during the past two years in securities of the Company by Mr. McCreary, see Schedule I.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by members of the Group of securities of the Company, see Schedule I.

The members of Engaged Capital and the Nominees are collectively referred to as the “Group” herein.

The members of Engaged Capital have signed letter agreements pursuant to which they agree to indemnify Messrs. Gifford and McCreary against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions. Other than as stated herein, and except for compensation received by Mr. Springstubb as an employee of Engaged Capital, LLC, there are no arrangements or understandings between members of Engaged Capital and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Benchmark’s Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominees in accordance with the Company’s Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Engaged Capital that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 3

ADVISORY VOTE ON COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC and including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement, is hereby APPROVED.”

As disclosed in the Company’s proxy statement, the shareholder vote on the Say-on-Pay Proposal is an advisory vote only, and is not binding on the Company, the Board, or the Compensation Committee of the Board; however, the Board and the Compensation Committee may take into account the outcome of the vote when considering future compensation arrangements with the Company’s named executive officers.

WE RECOMMEND A VOTE “AGAINST” THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES AGAINST THIS PROPOSAL.

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and is proposing that shareholders ratify such appointment.  The Company is submitting the appointment of KPMG LLP for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Engaged Capital believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the amendment to the Articles to provide for plurality voting in contested director elections, FOR the election of the Nominees and FOR the election of the Company’s nominees other than [          ], [            ] and [          ], AGAINST the Say-on-Pay Proposal, and FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate eight candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our three Nominees. To the extent that eight directors are up for election at the Annual Meeting, shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than [      ], [      ], and [     ].  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if any or all of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the outstanding of Common Stock as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Amendment to Articles to Provide for Plurality Voting in Contested Director Elections ─ According to the Company’s proxy statement, the Articles amendment requires the approval of the affirmative vote of at least a majority of the outstanding shares of Common Stock entitled to vote. The Company has indicated that broker non-votes will have no effect on the approval of the resolution, but abstentions will act as a vote against approval of the resolution.

Election of Directors ─ According to the Company’s proxy statement, if the Articles amendment is adopted by shareholders at the Annual Meeting and there remains a contested election, directors will be elected pursuant to a plurality voting standard, which means that the eight nominees receiving the most affirmative votes at the Annual Meeting will be elected to the Board.  If the Articles amendment is not adopted by shareholders at the Annual Meeting, the majority voting standard will remain in effect, which means that directors will be elected by the affirmative vote of the holders of a majority of the outstanding Common Shares present in person or represented by proxy at the Annual Meeting.  The Company has indicated that broker non-votes will have no effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the compensation of the Company’s name executive officers will be approved if the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting vote in favor of approval of the resolution. The Company has indicated that broker non-votes will have no effect on the approval of the resolution, but abstentions will act as a vote against approval of the resolution.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of KPMG LLP will be deemed to have been ratified if the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting vote in favor of ratification. The Company has indicated that broker non-votes will have no effect on the ratification of the selection, but abstentions will act as a vote against ratification of the selection.

Under applicable Texas law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Engaged Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Engaged Capital in care of Morrow at the address set forth on the back cover of this Proxy Statement or to the Company at 3000 Technology Drive, Angleton, Texas 77515 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Engaged Capital in care of Morrow at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Morrow may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Engaged Capital.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Engaged Capital have entered into an agreement with Morrow for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Engaged Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Engaged Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Morrow will employ approximately 40 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Engaged Capital.  Costs of this solicitation of proxies are currently estimated to be approximately $600,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation).  Engaged Capital estimates that through the date hereof its expenses in connection with this solicitation are approximately $175,000. Engaged Capital intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Engaged Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Engaged Capital are participants in this solicitation.  The principal business of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Co-Invest II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Each of Engaged Capital II and Engaged Capital Offshore II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital, LLC is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Co-Invest II, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Engaged Capital Offshore II and a certain managed account (the “Engaged Capital Account”). Engaged Capital, LLC is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Co-Invest II, Engaged Capital I and Engaged Capital II.  Engaged Holdings serves as the managing member of Engaged Capital, LLC.  Mr. Welling is the Founder and Chief Investment Officer of Engaged Capital, LLC, the sole member of Engaged Holdings and a director of each of Engaged Capital Offshore and Engaged Capital Offshore II.

The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital Co-Invest II, Engaged Capital, LLC, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

As of the date hereof, Engaged Capital Master I beneficially owned 297,924 shares of Common Stock. As of the date hereof, Engaged Capital Master II beneficially owned 741,298 shares of Common Stock. As of the date hereof, Engaged Capital Co-Invest II beneficially owned 1,271,450 shares of Common Stock. As of the date hereof, 117,549 shares of Common Stock were held in the Engaged Capital Account. Engaged Capital I, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 297,924 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital Offshore, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 297,924 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed the beneficial owner of the 741,298 shares of Common Stock beneficially owned by Engaged Capital Master II. Engaged Capital Offshore II, as a feeder fund of Engaged Capital Master II, may be deemed the beneficial owner of the 741,298 shares of Common Stock beneficially owned by Engaged Capital Master II. Engaged Capital, LLC, as the general partner and investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, and Engaged Capital Co-Invest II and the investment advisor of the Engaged Capital Account, may be deemed to beneficially own the 2,428,221 shares of Common Stock owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II, and Engaged Capital Co-Invest II and held in the Engaged Capital Account. Engaged Holdings, as the managing member of Engaged Capital, LLC, may be deemed to beneficially own the 2,428,221 shares of Common Stock owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II, and Engaged Capital Co-Invest II and held in the Engaged Capital Account. Mr. Welling, as the founder and chief investment officer of Engaged Capital, LLC and the sole member of Engaged Holdings, may be deemed to beneficially own the 2,428,221 shares of Common Stock owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II, and Engaged Capital Co-Invest II and held in the Engaged Capital Account.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 2,438,221 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock directly owned by each of Engaged Capital Master I, Engaged Capital Master II, and Engaged Capital Co-Invest II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Engaged Capital is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Engaged Capital is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2017 Annual Meeting, be delivered to the Company’s Corporate Secretary at 3000 Technology Drive, Angleton, Texas 77515 by [_______] [__], 2016.

Under the Bylaws, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2017 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than 60 days prior to the date of the Company’s notice of annual meeting given in connection with the 2016 Annual Meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days).  Therefore, to be presented at the 2017 Annual Meeting, such a proposal must be given on or before [_______] [__], 2016.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws.  The incorporation of this information in this proxy statement should not be construed as an admission by Engaged Capital that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C).  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Engaged Capital Master Feeder I, LP

_________________, 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Securities Purchased/(Sold)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

8,126	02/24/2015
9,732	02/25/2015
11,200	02/25/2015
19,000	02/25/2015
82	02/25/2015
20,048	02/26/2015
5,932	02/26/2015
13,550	02/27/2015
2,564	04/27/2015
4,212	04/28/2015
3,210	04/28/2015
10,814	04/29/2015
20,400	04/30/2015
4,400	05/01/2015
6,265	05/01/2015
24,862	06/30/2015
16,550	07/14/2015
16,750	07/15/2015
22,300	07/16/2015
5,217	07/17/2015
(21,195)	09/30/2015
700	10/26/2015
6,025	10/27/2015
6,196	10/28/2015
5,219	10/29/2015
12,100	11/25/2015
5,250	11/27/2015
9,515	11/30/2015
687	01/05/2016
4,305	01/06/2016
4,263	01/06/2016
8,526	01/06/2016
7,786	01/07/2016
23,333	01/08/2016

ENGAGED CAPITAL MASTER FEEDER II, LP

11,574	02/24/2015
26,900	02/25/2015
15,950	02/25/2015

13,868	02/25/2015
118	02/25/2015
28,456	02/26/2015
8,420	02/26/2015
19,350	02/27/2015
20,393	03/02/2015
4,336	04/27/2015
7,200	04/28/2015
8,100	04/28/2015
18,382	04/29/2015
39,600	04/30/2015
6,700	05/01/2015
10,650	05/01/2015
55,150	06/30/2015
31,950	07/14/2015
28,250	07/15/2015
39,700	07/16/2015
9,700	07/17/2015
17,535	09/01/2015
16,000	10/26/2015
11,975	10/27/2015
12,050	10/28/2015
15,300	10/29/2015
11,300	11/02/2015
50,000	11/02/2015
3,987	11/03/2015
15,500	11/25/2015
13,150	11/27/2015
23,200	11/30/2015
32,550	01/05/2016
21,474	01/06/2016
10,843	01/06/2016
10,737	01/06/2016
17,850	01/07/2016
53,100	01/08/2016

ENGAGED CAPITAL CO-INVEST II L.P.

39,755	01/13/2016
32,651	01/13/2016
35,000	01/13/2016
32,050	01/14/2016
21,020	01/14/2016
14,000	01/14/2016
26,235	01/14/2016
81,339	01/14/2016
67,422	01/15/2016
98,765	01/15/2016
78,631	01/19/2016

240,700	01/20/2016
33,554	01/21/2016
11,200	01/22/2016
42,100	01/25/2016
34,683	01/26/2016
74,000	01/27/2016
25,000	01/28/2016
18,694	01/29/2016
24,144	02/01/2016
21,859	02/02/2016
50,000	02/03/2016
66,788	02/04/2016
75,000	02/05/2016
25,000	02/08/2016
1,860	02/09/2016

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Managed Account)

43,792	02/08/2016
3,376	02/09/2016
41,958	02/11/2016
28,423	02/12/2016

JEFFREY S. MCCREARY

5,000	12/18/2015
5,000	01/15/2016

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Benchmark Electronics, Inc. with the Securities and Exchange Commission on [___], 2016.

II-1

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Engaged Capital your proxy FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking two steps:

●	SIGNING the enclosed BLUE proxy card;

●	DATING the enclosed BLUE proxy card; and

●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Engaged Capital’s proxy materials, please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct:  (203) 658-9400
Email:  engaged@morrowco.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 28, 2016

BENCHMARK ELECTRONICS, INC.

2016 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ENGAGED CAPITAL AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF BENCHMARK ELECTRONICS, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Glenn W. Welling and Steve Wolosky, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Benchmark Electronics, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Shareholders of the Company scheduled to be held at [       ], on Wednesday, May 11, 2016, beginning at [    ] Houston time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Engaged Capital Master Feeder I, LP (“Engaged Capital”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2, “AGAINST” PROPOSAL 3, AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Engaged Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

ENGAGED CAPITAL RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSALS 1 AND 2, AGAINST PROPOSAL 3 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4.

1.	Company’s proposal to amend the Restated Articles of Incorporation to provide for plurality voting in contested director elections.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Engaged Capital’s proposal to elect Robert K. Gifford, Jeffrey S. McCreary, and Brendan B. Springstubb as directors of the Company.

		FOR ALL NOMINEES	AGAINST ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	EXCEPTIONS*
Nominees:	Robert K. Gifford Jeffrey S. McCreary Brendan B. Springstubb	☐	☐	☐	☐

Engaged Capital intends to use this proxy to vote (i) “FOR” Messrs. Gifford, McCreary, and Springstubb and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than [      ], [       ], and [     ], for whom Engaged Capital is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

*Note: If you do not wish for your shares of Common Stock to be voted “FOR” or “AGAINST” a particular nominee or if you do not wish to “WITHOLD” authority with respect to a particular nominee, mark the “EXCEPTIONS” box above and write the name(s) of that nominee(s) on the line below.  Your shares of Common Stock will be voted for or against the remaining nominee(s) or withheld with respect to the remaining nominee(s), as applicable.
________________________________________________________

Engaged Capital does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Engaged Capital has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

BLUE PROXY CARD

3.	Company’s proposal to approve, by advisory vote, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.